Yukon-Nevada Gold Corp. Jerritt Canyon Operation Provides Production Update

Vancouver, BC – August 9, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (OTCBB: YNGFF) (Frankfurt Xetra Exchange: NG6) is pleased to announce that two conveyors have been successfully installed to replace a problematic bucket elevator at its wholly-owned Jerritt Canyon gold processing facility in Elko County, Nevada. Jerritt Canyon is operated by Queenstake Resources USA Ltd. (“Queenstake”), a wholly-owned subsidiary of Yukon-Nevada Gold Corp. (“YNG” or the “Company”).

In July, a bucket elevator in the fine crushing unit was replaced with two conventional belt conveyors. The bucket elevator had been installed during the January 2012 shutdown, but caused significant plant downtime and could not reach design specifications due to persistent mechanical failure. The new conveyors were sourced from equipment inventory already at the site which significantly reduced costs. The conveyor installation was completed on July 11, 2012 and they have operated without a problem since that time. The conveyors have allowed crushing to operate at substantially over 300 tons per hour (“tph”), well in excess of the current 220 tph capacity of the ore roasters.

The operation produced and shipped 10,964 ounces of gold in July. This was achieved despite lower production throughput in the first eleven days of the month while a bypass screen and crushing plant operated during the switch-out of the bucket elevator to the new conveyors. The moderate under-performance of the temporary bypass crusher was due to equipment overheating while running a full capacity. The new conveyors are operating very well and running above required capacity as planned.

Randy Reichert, Co-CEO and COO, commented, “Completion of the conveyor installation provides a permanent solution to the bottleneck in the fine crushing unit and represents the removal of the last remaining restriction to operating the mill at capacity as allowed by the Consent Decree (currently 5,280 tons per day). Our team at Jerritt Canyon did an excellent job removing the bucket elevator and installing the new conveyors in such a short period of time. This has allowed us to remain on track to meet planned production targets for 2012.”

Mining at the SSX-Steer company-operated underground mine continues to ramp up production. During July 27,300 tons were mined and the mine is on track to reach the production target of 1,200 tons per day in the third quarter of this year. Smith mining continued to produce at the planned rate of 1,200 tons per day during the month of July.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.